Exhibit 99.1

Flex LNG – New Time Charter for Flex Constellation

Hamilton, Bermuda
May 8, 2024

Flex LNG, Ltd. ("Flex LNG" or the "Company") (OSE/NYSE: FLNG) is pleased to announce a new Time Charter agreement with a large Asian LNG importer, for the vessel, Flex Constellation. The Time Charter commenced on May 7 with a minimum period of 312 days i.e. until end of first quarter of 2025. The charterer has the option to extend the charter by an additional one-year period until end of first quarter 2026.

Flex Constellation is a large 173,400 cbm LNG carrier delivered from Hanwha Ocean in South Korea to Flex LNG in June 2019. She is equipped with modern two-stroke propulsion (MEGI) and Partial Reliquification System (PRS) which enable the ship to reduce the active boil-off rate to an attractive level of 0.075%.

Flex Constellation was redelivered from a three-year Time Charter at end of first quarter this year. Subsequently, she carried out her scheduled five-year special survey in drydock in Singapore on schedule and budget. Following this drydocking she has been engaged in the spot market until commencement of the new Time Charter.

Øystein Kalleklev, CEO of Flex LNG Management AS, commented: "We are pleased to announce our fourth contract so far this year. Earlier this year we have announced two-year contract extensions for both Flex Resolute and Flex Courageous from 2025 to 2027 as well as a 500-days extension of Flex Endeavour from 2030 to 2032. With this new Time Charter, we have added 6.2 years of firm backlog so far this year and have secured 100 per cent charter coverage for the remainder of the year. In total, we now have 51 years of firm backlog which may increase to 70 years in the event the charterers are utilizing all of their extension options.”

Please find the updated contract overview attached.

For more information please contact:

Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: IR@flexlng.com

About FLEX LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two -stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. Flex LNG is listed on the New York Stock Exchange as well as Oslo Stock Exchange under the ticker FLNG.